Exhibit 17.1

May 9, 2016

Mr. Jack Dorsey

CEO

Square Inc.

jack@squareup.com

Dear Jack,

The first time you visited my office I was excited to meet with you, the founder of two powerhouse tech companies. Our meeting exceeded my expectations, particularly when you asked me to join the Square family as a member of the Board of Directors. I was shocked but honored. In the past, I’ve been offered many board seats and turned them all down, however this time was different. With your success in the tech space and our shared vision to have an economic impact on small businesses and especially the unbanked and under-banked around the world, this was a tremendous opportunity. I proudly accepted your invitation while remaining fully committed to my mission.

As you may know, President Obama announced that the federal government would spend $7 - $12 trillion on the US infrastructure over the next 10 years. With this in mind, I launched an infrastructure fund, JLC Loop Capital Partners, to take advantage of the development opportunities nationally. Initially I thought it would take some time to raise capital, however, my team and I were fortunate that the first investor we approached invested $1 billion. Within the 1st quarter of 2016, we have over $1.3 billion in our newly formed fund that will require a significant and unwavering time commitment from me as I work to secure contracts around the country.

Out of respect for you, the other board members, and Square, I regretfully have to resign from my board position effective immediately.

You have an outstanding board and I truly believe that your businesses and products are leaving an immeasurable impact on this world. If you need me at any time, please don’t hesitate to contact me. I wish you the very best and have no doubt that you will continue to be successful.

Sincerely,

Earvin “Magic” Johnson

CEO & Chairman

Magic Johnson Enterprises